ORRICK, HERRINGTON & SUTCLIFFE 43RD FLOOR, GLOUCESTER TOWER THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG TEL 852-2218-9100 FAX 852-2218-9200 WWW.ORRICK.COM

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

November 5, 2010

VIA EDGAR  AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop Number 3030

Attn:                    Russell Mancuso, Branch Chief, Legal

Gabriel Eckstein

Daniel Morris, Special Counsel

Martin James

Kevin Vaughn, Branch Chief, Accounting

Tara Harkins

Re:                            SemiLEDs Corporation Registration Statement on Form S-1

File No. 333-168624

Ladies and Gentlemen:

We are submitting this letter on behalf of SemiLEDs Corporation (the “Company”) in response to comment numbers 1, 34 and 38 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 2, 2010 (the “September 2 Staff Letter”) and in response to comment 16 from the Staff received by letter dated September 28, 2010 (the “September 28 Staff Letter”), relating to the Company’s

PARTNERS:

PHOEBUS K.F. CHU  •  ELIZABETH A. COLE  •  ANDREW J. DALE  •  MARK J. LEE  •  EDWIN K.C. LUK  •  ROBERT S. PÉ  •  NEAL A. STENDER  •  MICHELLE A.M. TAYLOR
SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO  (CALIFORNIA)  •  DAVID R. HALPERIN  (NEW YORK)  •  MICHAEL T. HAWORTH (CALIFORNIA)  •  MAURICE L.S. HOO (CALIFORNIA)  •  ALLEN T.C. SHYU (ILLINOIS)

CHRISTOPHER H. STEPHENS (NEW YORK)  •  JAMES M. TERVO (CALIFORNIA)

Registration Statement on Form S-1 (File No. 333-168624) (the “Form S-1”), as amended to date.  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the supplemental materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

In this letter, we have cited the comments from the Staff in italicized, bold face and have followed each comment with the Company’s prior and supplemental responses.  Capitalized terms used but not defined in this letter shall have the meanings set forth in the Form S-1.

Please also note that the Company intends to effect a 14-for-1 reverse stock split of its common and preferred stock (the “Reverse Split”) prior to the effectiveness of the Registration Statement.  All shares and per share information referenced in this letter has been adjusted to reflect the Reverse Split. The information in the Form S-1 will be retroactively adjusted to reflect the Reverse Split in Amendment No. 5 to the Form S-1 to be filed with the Commission after the Company receives comments from the Staff to its Amendment No. 4.  Likewise, all shares and per share information referenced in the responses below have been adjusted to reflect the Reverse Split.

Subject to the status of the Staff’s review of the Registration Statement and market conditions permitting, the Company supplementally advises the Staff that it anticipates printing its preliminary prospectuses near the end of the week of November 15, 2010 and commencing a road show shortly thereafter, with a target completion pricing of its initial public offering (“IPO”) on or about December 8, 2010.  The Company will, prior to printing its preliminary prospectuses, publicly file an amendment to the Registration Statement containing the bona fide pricing range.

September 2 Staff Letter

Comment 1 —

Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments after you include pricing information and related disclosure.

Previous Response:

The Company confirms that any preliminary prospectus that it circulates will include all required information, including the price range and related information based on a bona fide estimate of the public offering price within that range, except for information that is permissible to be omitted pursuant to Rule 430A.

Supplemental Response:

The purpose of this letter is to notify the Staff that the Company’s and the underwriters’ proposed estimated price range as of the date of this letter is $[***] to $[***] per share.  As soon as the Staff has completed its review of Amendment No. 5, and subject to satisfactory market conditions the Company intends to proceed with its offering and file Amendment No. 5 to the Form S-1 which would include the form of preliminary prospectus (including the price range and related information based on the midpoint of that range) to be circulated for the road show.

Comment 34 -

Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

Previous Response:

The Company advises the Staff that it does not yet have an estimated IPO price; however, the intrinsic value of the Company’s outstanding options will be disclosed as soon as the estimated IPO price is available.

[***] Confidential treatment requested by SemiLEDs Corporation

Supplemental Response:

In response to the Staff’s comment, the Company will disclose that based on an assumed initial public offering price of $[***] per share (the mid-point of the estimated price range that will be set forth on the cover page of the preliminary prospectus), the intrinsic value of the outstanding options as of August 31, 2010 was $[***] million, of which $[***] million related to vested stock options.

As disclosed in Amendment No. 4 to the Form S-1, the Company granted stock options to employees and nonemployees of the Company during the twelve months prior to the date of the most recent balance sheet as of August 31, 2010 as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value	Holder (Employee or Nonemployee)
February 10, 2010	120,907	$0.98	$7.70	$822,000	Employee
February 10, 2010	1,785	0.98	7.70	12,000	Nonemployee
May 2, 2010	1,785	0.98	8.96	15,000	Nonemployee
July 23, 2010	14,285	8.96	8.96	67,000	Employee

As set forth in the table above, the Company granted stock options in February, May and July 2010 and the fair value of the underlying common stock for these options on each respective grant date was $7.70, $8.96 and $8.96 per share. Therefore, in response to the prior comment 34 from the Staff, the Company has provided explanations below of the significant factors contributing to the difference between the fair value of the common stock on February 10, 2010 through the date of this response, based on the mid-point of the estimated IPO price range of $[***] per share to be included in the Company’s next Form S-1 filing on Amendment No. 5.

[***] Confidential treatment requested by SemiLEDs Corporation

As disclosed in Amendment No. 4 to the Form S-1, and in response to the previous comments of the Staff, in determining a fair value of its common stock for stock option grants on February 10, 2010, May 2, 2010 and July 23, 2010, the Company’s board of directors relied in part on contemporaneous and retrospective independent third-party valuations of the Company’s common stock and developments in the business during the intervening periods. Generally speaking, however, the primary factors contributing to the difference between the mid-point of the estimated IPO price range and the valuations performed during the twelve months preceding the Company’s latest balance sheet as of August 31, 2010 are: (i) continued improvements in the Company’s business and financial results; (ii) updated valuation assumptions; and (iii) current capital market dynamics.

The following discussion describes these factors in more detail:

(i) Continued Improvements in the Company’s Financial Results

The Company’s financial results for the three months ended August 31, 2010 reflected continued growth and improvements in the Company’s financial performance over prior periods, including substantial increases in revenue and gross profits. Specifically, revenues were $11.5 million during the three months ended August 31, 2010, an increase of 16% from $9.9 million during the three months ended May 31, 2010, and an increase of 49% from $7.7 million during the three months ended February 28, 2010. In addition, net income was $5.3 million during the three months ended August 31, 2010, an increase of 66% from $3.2 million during the three months ended May 31, 2010, and an increase of 179% from $1.9 million during the three months ended February 28, 2010. These financial results were better than the Company’s internal operating plan approved by the board of directors, and were not known as of the above grant dates. The Company believes that its financial performance contributed significantly to the current estimated offering pricing range suggested by the underwriters for the offering.

(ii) Updated Valuation Assumptions

As disclosed in Amendment No. 4 to the Form S-1, the Company’s board determined the fair value of the common stock in part by using contemporaneous and retrospective valuations based on the market approach and the income approach to estimate the aggregate enterprise value at each valuation date. The market approach measures the enterprise value of a company through the analysis of different market variables of comparable companies. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly-traded comparable companies. The income approach measures the enterprise value of a company using a discounted cash flow analysis which determines the present value of the Company’s future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based  on forecasted revenues and costs. The discount rate used is the weighted average cost of interest-bearing debt and equity capital. The enterprise values for the market approach and the income approach were then weighted based on the valuation purpose, availability of data and possibility of future scenarios for the Company. In order to determine the fair value of the common stock, the enterprise value determined from the market approach and income approach at each valuation date was allocated to the shares of convertible preferred stock and shares of common stock using an option-pricing methodology. The option-pricing method treats common stock and convertible preferred stock as call options on the total equity value of a company. The option-pricing methodology uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated holding period and the estimated volatility of the equity securities. The anticipated holding period utilized in these valuations was based on then-current plans and estimates of the board of directors and management. Estimates of the volatility of the stock were based on available information on the volatility of the capital stock of comparable publicly traded companies. This approach, which is discussed more specifically on pages 60-65 of Amendment No. 4 to the Form S-1 under the caption “Stock-Based Compensation” in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The estimated price range for the IPO, however, has been determined in consultation with the underwriters without reference to any specific valuation methodology although it is based on a market approach similar to that discussed above.  A significant driver of the estimated price range in the underwriters’ analysis is the recent performance and valuation of companies that the underwriters expect will be viewed by potential investors as comparable to the Company. Also, the underwriters have compared the Company to a narrower range of companies than those employed in the Recent Valuations and the preliminary valuation of the Company is consistent with the comparable companies from a financial multiples perspective.

Furthermore, by definition, the estimated price range for the IPO suggested by the underwriters includes updated assumptions for the successful completion of a single liquidity event, an initial public offering. As a result, prior assumptions related to the liquidation and merger events and the non-marketability discount, all of which had a depressing effect on the estimate of the fair value of the Company’s common stock in the valuations discussed below, did not factor into the underwriters’ analysis.

The independent third-party valuations as of February, May and August 2010 utilized the following assumptions:

February 28, 2010 retrospective valuation. The retrospective valuation as of February 28, 2010 determined a fair value of the common stock of $7.70 per share. The valuation used a risk-adjusted discount rate of 28.7%, a non-marketability discount of 22.3% and an estimated holding period of nine months from the valuation date. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 80% of the enterprise value determined utilizing the income approach being combined with 20% of the enterprise value determined utilizing the market approach. Based on this retrospective valuation and other factors, the board of directors determined the fair value of the underlying common stock for the stock options granted on February 10, 2010 to be $7.70 per share. Accordingly, the fair value of the underlying common stock of $7.70 per share was used for the calculations of the stock-based compensation for the options granted on February 10, 2010.

May 31, 2010 contemporaneous valuation. The contemporaneous valuation as of May 31, 2010 determined a fair value of the common stock of $8.96 per share. The valuation used a risk-adjusted discount rate of 29.5%, a non-marketability discount of 13.4% and an estimated holding period of five months from the valuation date. The slight increase in the risk-adjusted discount rate from the February 28, 2010 valuation was due to changes in industry and market conditions. The decrease in the non-marketability discount from the February 28, 2010 valuation was due to a decrease in the expected time to a liquidity event, which decreased the time to expiration in the protective put calculations, and also due to lower reported volatility in the industry. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 80% of the enterprise value determined utilizing the income approach being combined with 20% of the enterprise value determined utilizing the market approach. Significant developments in the business that contributed to the increase in the fair value of the common stock during the period from the date of the February 28, 2010 retrospective valuation included (i) a Series E convertible preferred stock offering which resulted in the receipt of $15.0 million in proceeds, which provided the Company with resources to support its growth plan, (ii) the Company’s move toward a potential initial public offering, followed by informal discussions with potential underwriters in March 2010 and formal discussions with potential underwriters in April 2010, and (iii) the increase in levels of staff, including the addition of key management employees, during this period. Based on this valuation and other factors, the board of directors determined the fair value of the underlying common stock for stock options granted on May 2, 2010 to be $8.96 per share for the calculations of the Company’s stock-based compensation for the stock options granted on May 2, 2010. In addition, the board of directors determined that the fair value of the underlying common stock for the stock option grant on July 23, 2010 to also be $8.96 per share as there were no specific events during this intervening period that would cause the fair value for the common stock to change.

August 31, 2010 contemporaneous valuation. The contemporaneous valuation as of August 31, 2010 determined a fair value of the common stock of $10.36 per share. The valuation used a risk-adjusted discount rate of 27.7%, a non-marketability discount of 12.2% and an estimated holding period of four months from the valuation date. The slight decrease in the risk-adjusted discount rate from the May 31, 2010 valuation was due to changes in industry and market conditions. The decrease in the non-marketability discount from the May 31, 2010 valuation was due to a decrease in the expected time to a liquidity event, which decreased the time to expiration in the protective put calculations. In order to determine the aggregate enterprise value, the valuation was weighted between the market approach and the income approach with 50% of the enterprise value determined utilizing the income approach being combined with 50% of the enterprise value determined utilizing the market approach. Significant developments in the business that contributed to the increase in the fair value of the common stock during the period from the date of the May 31, 2010 valuation included (i) the Company’s continued move toward a potential initial public offering, including the initial filing of the Company’s Registration Statement on Form S-1 in August 2010, (ii) general improvements in the Company’s business, and (iii) the increase in levels of staff, including the addition of key management employees, during this period. Based on this valuation and other factors, the board of directors determined the fair value of the Company’s common stock as of the valuation date on August 31, 2010 to be $10.96 per share.

(iii) Current Capital Market Dynamics

The underwriters currently believe that the offering of the Company’s common stock may attract significant demand from certain categories of investors that focus on an issuer’s prospects for revenue and earnings growth. Given the passage of time and the continued improvement in the Company’s financial results, such investors will likely look beyond historical and near term future performance to periods after 2010, potentially yielding a higher valuation in the IPO as compared to the valuation of the Company at the time of its last option grants.

Comment 38 —

Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Prior and Supplemental Response:

The Staff’s comment is duly noted. The Company will respond to any additional comments of the Staff.

September 28 Staff Letter

Comment 16 -

We note your response to prior comments 34 through 38. Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified and all of the requested information is provided, and we may have further comments when you file the amendment containing that information.

Prior and Supplemental Response:

The Staff’s comment is duly noted.  The Company will respond to any additional comments of the Staff.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

cc:           Trung T. Doan, CEO, SemiLEDs Corporation

David Young, CFO, SemiLEDs Corporation

Thomas H. Tobiason, Orrick, Herrington & Sutcliffe

Steven V. Bernard, Wilson Sonsini Goodrich Rosati

Allan Yu, KPMG (Taiwan)

Travis D. Jensen, KPMG LLP (United States)